UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

Minneapolis, Minnesota

June 26, 2015

MOSAIC UNION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$166,265,596	$156,984,662

Receivables:
Employer contributions	4,915,913	4,889,205
Notes receivable from participants	9,090,668	9,418,111

Total receivables	14,006,581	14,307,316

Total assets	180,272,177	171,291,978

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(760,534)	(692,356)

Net assets available for benefits	$179,511,643	$170,599,622

See accompanying notes to financial statements.

2

MOSAIC UNION SAVINGS PLAN

Plan No.  019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,074,082	$1,379,616
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common / collective trusts	7,343,540	13,954,939
Mutual funds	489,294	4,581,446
Mosaic stock fund	(205,400)	(1,344,845)

Net investment income	9,701,516	18,571,156

Contributions:
Participants	12,320,867	11,512,527
Employer	9,072,491	8,888,695

Total contributions	21,393,358	20,401,222
Asset transfers from qualified plans	—	35,459
Other	6,043	8,515

Total additions	31,100,917	39,016,352

Deductions from net assets attributed to:
Benefits paid	21,502,713	14,308,851
Asset transfers to qualified plans	356,405	75,337
Administrative fees	329,778	358,578

Total deductions	22,188,896	14,742,766

Net increase	8,912,021	24,273,586
Net assets available for benefits:
Beginning of year	170,599,622	146,326,036

End of year	$179,511,643	$170,599,622

See accompanying notes to financial statements.

3

MOSAIC UNION SAVINGS PLAN

Plan No.  019

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective bargaining agreements with the unions.

(a)	General

The following union hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the New Wales, Florida operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Four Corners, Florida operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Port Sutton, Florida facility (through December 23, 2003);

Employees represented by Local #12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #22 Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, Tampa and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC at the Houston, Texas operations (through December 11, 2008); and

Employees represented by Local #7-662 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to certain collective bargaining agreements, newly hired represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck a union-negotiated percentage of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than

4

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $17,500 and $17,500 for 2014 and 2013, respectively) in before-tax dollars. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. Pursuant to certain collective bargaining agreements, the Plan was amended to allow certain participants to freeze their defined benefit accruals and begin participating in the DCRP feature of the Plan. The Company contribution to the DCRP feature is based on a percentage of an employee’s eligible pay. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Participants may roll over their vested benefits from other qualified retirement plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions, (b) Plan earnings (losses), and (c) notes receivable from participant administrative expenses. Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Elections

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-four investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

5

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either three years of service, attaining age 65, or death while an employee. Forfeited, nonvested accounts will be used to reduce future employer contributions. In 2014 and 2013, Company contributions were reduced by $90,897 and $49,704, respectively, from forfeited nonvested accounts.

(g)	Payment of Benefits

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1⁄2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1⁄2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or plan account balance limits, as defined by the Plan. Principal repayments, whose terms range from six months to five years, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%. Interest rates on outstanding loans ranged from 4.25% to 9.25% in 2014 and from 4.25% to 9.25% in 2013. Principal and interest are paid through payroll deductions.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreements) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

6

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued Staff Position, FASB Accounting Standards Codification (ASC) 946-210-45, Financial Services – Investment Companies, Balance Sheet – Other Presentation Matters (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan invests in a common/collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust of a unitholder, tax disqualification of the trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event from outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

7

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $(2,436,480) and $(2,164,342) as of December 31, 2014 and 2013, respectively, in the accompanying statements of net assets available for benefits. The average returns on the contract for the years ended December 31, 2014 and 2013 were 2.14 percent and 2.05 percent, respectively. The average interest crediting rate on the contract for the years ended December 31, 2014 and 2013 were 2.39 percent and 2.06 percent, respectively.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(g)	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net realized and unrealized appreciation in fair value of investments.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

8

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Instruments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock	$6,114,640	$—	$—	$6,114,640
Mutual funds
Bonds	11,730,347	—	—	11,730,347
Domestic equity	16,044,923	—	—	16,044,923
International equity	8,548,743	—	—	8,548,743
Money market funds	121,242	—	—	121,242
Common/collective trusts
Equity mutual funds	—	98,169,831	—	98,169,831
Short duration fixed income funds	—	25,535,870	—	25,535,870

Total investments measured at fair value	$42,559,895	$123,705,701	$—	$166,265,596

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock	$7,555,555	$—	$—	$7,555,555
Mutual funds
Bonds	10,312,878	—	—	10,312,878
Domestic equity	14,706,646	—	—	14,706,646
International equity	8,094,775	—	—	8,094,775
Money market funds	459,401	—	—	459,401
Common/collective trusts
Equity mutual funds	—	90,318,919	—	90,318,919
Short duration fixed income funds	—	25,536,488	—	25,536,488

Total investments measured at fair value	$41,129,255	$115,855,407	$—	$156,984,662

9

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

Common stocks traded on national exchanges are valued at their closing market prices.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any.

The fair values of the mutual funds are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of the NYSE.

For each of the Plan funds (other than money market funds and short-term bond funds, but including Vanguard Short-Term Inflation-Protected Securities Index Fund), a participant is prohibited from exchanging into a fund account for 60 calendar days after the participant has exchanged out of that fund account.

For the years ended December 31, 2014 and 2013, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value and there were no transfers between levels.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2014	2013
Mutual funds:
Delaware U.S. Growth Fund	$9,303,057	$8,763,567
Common / Collective Trust funds:
Northern Trust S&P 500 Index Fund	13,170,342	12,500,047
Vanguard Target Retirement 2015 Fund	9,642,598	10,975,615
Vanguard Target Retirement 2020 Fund	20,709,731	19,035,696
Vanguard Target Retirement 2025 Fund	15,207,790	13,129,439
Vanguard Target Retirement 2030 Fund	10,045,117	8,678,806
Vanguard Retirement Savings Master Trust	25,535,870	25,536,488

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated October 18, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.

10

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2014 and 2013

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2014 and 2013, approximately 3% and 4%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party in interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party in interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 26, 2015, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

11

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC UNION SAVINGS PLAN

Plan No.  019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

		Number of	Current
Identity of issuer	Description	shares	value**
PIMCO	PIMCO Total Return Fund	502,393	$5,355,512
MFS Investment Management	MFS Institutional International Equity Fund	22,891	478,647
T. Rowe Price Trust Co.	T. Rowe Price Small Cap Stock	135,044	2,765,707
Delaware Investments	Delaware U.S. Growth Fund	340,771	9,303,057
Northern Trust Global Investments	Northern Trust S&P 500 Index Fund	61,961	13,170,342
	Northern Trust Russell 2000 Index Fund	9,092	1,946,035
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund	559,435	6,081,059
	Vanguard Prime Money Market Fund	121,242	121,242
	Vanguard Retirement Savings Master Trust	24,775,336	25,535,870
	Vanguard Windsor II Fund	60,063	3,976,159
	Vanguard Inflation-Protected Securities Fund	27,872	293,775
	Vanguard Target Retirement Income Fund	14,571	433,624
	Vanguard Target Retirement 2010 Trust Fund	86,152	2,369,190
	Vanguard Target Retirement 2015 Trust Fund	350,767	9,642,598
	Vanguard Target Retirement 2020 Trust Fund	764,197	20,709,731
	Vanguard Target Retirement 2025 Trust Fund	572,367	15,207,790
	Vanguard Target Retirement 2030 Trust Fund	386,648	10,045,117
	Vanguard Target Retirement 2035 Trust Fund	286,906	7,453,825
	Vanguard Target Retirement 2040 Trust Fund	212,137	5,611,017
	Vanguard Target Retirement 2045 Trust Fund	223,349	5,903,123
	Vanguard Target Retirement 2050 Trust Fund	171,908	4,565,869
	Vanguard Target Retirement 2055 Trust Fund	26,936	959,193
	Vanguard Target Retirement 2060 Trust Fund	5,430	152,378
	Vanguard Total International Stock Index Fund	77,612	8,070,096
The Mosaic Company*	Mosaic Stock Fund	133,946	6,114,640

			$166,265,596

N/A	Notes receivable from participants due through December 2019		$9,090,668

*	Indicates party-in-interest to the Plan
**	Historical cost is not required for participant directed accounts

See accompanying report of independent registered public accounting firm.

12

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 26th day of June, 2015.

MOSAIC UNION SAVINGS PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1